Exhibit (a)(2)

TRANSCRIPT FROM CONFERENCE CALL
HELD ON JUNE 8, 2020

Adams Funds
Adams Natural Resources Fund Conference Call
June 8, 2020 at 12:00 p.m. Eastern

CORPORATE PARTICIPANTS Lyn Walther – Director of Shareholder Communications Mark Stoeckle – Chief Executive Officer

PRESENTATION

Operator

Good day, and welcome to the Adams Natural Resources Fund Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. Please note, this event is being recorded.

I would now like to turn the conference over to Lynn Walther. Please go ahead.

Lyn Walther

Good afternoon, and thank you for joining us today. With me today is Mark Stoeckle, the Chief Executive Officer of Adams Natural Resources Fund. The purpose of today’s call is to discuss the hostile tender offer for shares of the Fund, the Board’s recommendations to shareholders regarding the offer, and how shareholders can reject the offer and keep their shares.

This conference call contains statements which may be considered forward-looking statements within the meaning of the US Securities Exchange Act. These statements reflect the Fund Board’s and management’s current views with respect to recent and future events. Although any forward-looking statements made today are based on what are believed to be reasonable assumptions, these statements represent both facts and the Board’s belief in its reasonable judgment and are subject to change as facts and circumstances warrant. We assume no obligation to revise, correct, or update these statements.

I will now turn the call over to Mark Stoeckle for his remarks.

Mark Stoeckle

Thanks, Lyn, and thanks to everyone for joining us today. The purpose of today’s call is to discuss the hostile tender offer for shares of Adams Natural Resources Fund, to explain the Board’s recommendation after carefully studying the offer, and to let shareholders know what they need to do if they agree with the Board. We’ve received a lot of phone calls and emails from our shareholders asking us about the offer and how to reject it. We decided it was important to take this opportunity to explain the offer, provide our Board’s recommendation, and answer the most common questions we have received from shareholders.

On May 15, 2020 a group consisting of Bulldog Investors and Ancora Advisors launched a tender offer for up to $70 million worth of shares of PEO. This group currently owns almost 10% of our fund. If they’re successful in their offer and own at least 25% of the shares, they may be able to gain control of PEO. The Board believes the Group wants to take control of the Fund and liquidate it.

Let me explain to you who we are dealing with here. The Board believes that Bulldog and Ancora are not long term investors interested in doing what’s best for shareholders. They have a history of proposing short term shareholder-unfriendly transactions for their own benefit. The Board believes this group is interested in one thing: making a quick profit for themselves.

Now, let me turn to the offer itself. The Group has decided to use a modified Dutch auction to acquire shares. This is a rarely used and overly complicated method that is designed to acquire the most shares at the lowest price. The offer states that they will purchase shares at a price that can fall between 83% and 88% of net asset value. Keep in mind that as of Friday, June 5th the stock was trading at 85% of NAV. They’re offering shareholders a range of prices available in the market today, but are not telling you the price they might actually pay you for your shares may be lower than the price you would get by simply selling your shares into the market. And in some cases they will charge you a $50 fee to do it.

Our board has reviewed the offer and believes that for these reasons it is not in the best interest of shareholders to sell their shares to the Group, and the Board unanimously recommends that shareholders reject the offer. The Board believes the Group wants to buy your shares at lower prices and use the voting power of those shares to create a situation where they can liquidate or sell those same shares at a higher price. Who wins in that situation? They do.

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So how do you reject what the Board believes is a bad deal for you and remain a shareholder of PEO? To remain a shareholder of PEO you do not need to do anything and the shares will remain yours. We know that at least one brokerage firm is claiming they need a response, but they do not. If you ignore them, the shares will remain yours. No one else can sell your shares unless you authorize it.

Before I take questions, let me just repeat that shareholders do not need to do anything to reject the offer. There is no requirement for you to respond to the offer. If your financial advisor says you must respond, decline the offer. Your shares will remain your own.

Now, I would be happy to address your questions. I will turn the call over to Lyn Walther, our Director of Shareholder Communications, to begin the Q&A portion of the call.

Lyn Walther

Thanks, Mark. Alyssa, we are ready for questions.

QUESTIONS AND ANSWERS

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on a touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To ask a question via the webcast, you may click on the Submit a Question box on your screen. At this time we will pause momentarily to assemble our roster.

Lyn Walther

Thank you. Our first question is, “Who is offering to buy my shares, and why?”

Mark Stoeckle

A hostile group, Bulldog Investors, LLC and Ancora Advisors, LLC, has offered to buy shares of the Fund. Just so that you are aware, Bulldog has been proposing transactions to closed-end funds that reap them short-term profits at the expense of long-term investors since 1993. These are professional investors that the Board believes want to take over the Fund and liquidate it for their profit. That means they would buy shares at the lowest possible prices from shareholders, force the Fund to liquidate and achieve a higher price for themselves.

The Board does not believe that this is in long-term shareholders’ best interests. In fact, we’ve had experience with Bulldog at Adams Funds. In a 2015 shareholder proposal by Bulldog, the Board determined, for similar reasons, that it was not in the best interest of shareholders. The shareholders agreed and overwhelmingly defeated the proposal.

Lyn Walther

Our next question, “What are the consequences of a modified Dutch auction?”

Mark Stoeckle

That’s a really good question. A vast majority of tender offers are done at a fixed price. A modified Dutch auction is a rarely used and overly complicated process designed to pay the lowest price for the most shares. In fact, our transfer agent, AST, has only seen two offers in the form of Dutch auctions in the past 20 years. In this offer they’re telling you the price won’t be lower than 83% and not higher than 88% of NAV. But you won’t know what price they will pay until the offer is over. They’re not telling you that they could ultimately pay less for your shares than you might get by simply selling your shares at current market prices. And by the way, the Fund currently trades at 85% of NAV. They are telling you that you may have to pay them if you want to accept their offer. They won’t buy your shares unless, in some cases, you give them $50 first in addition to other fees you may have to pay.

Lyn Walther

Our next question, “What does the Board think about this offer?”

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Mark Stoeckle

The Board believes that the offer is a bad deal for shareholders and a good deal for the Group. The board recommends that shareholders reject the offer. When the Board first announced their recommendation, they said the self-interest of these short-term opportunists is apparent. They believe the Group’s objective is to buy a significant number of shares at low prices to gain control of the fund and liquidate it. If the Group succeeds, it will profit at the expense of tendering shareholders. While the Group stated “…it is hard to see why…shareholders that need to sell shares in these trying times should have to accept a large discount from NAV,” the Group’s offer would force tendering shareholders to do exactly that.

Lyn Walther

Here’s a question we’ve heard a lot, “How do I reject the offer?”

Mark Stoeckle

Overwhelmingly, shareholders have reached out to us and want to know how they can reject this offer. First, it is important to know that this is not a vote and you do not need to do anything. Ignore any emails or other communications you receive, and your shares will remain yours. If your financial advisor is asking you to respond, tell them “no” and the shares will remain yours. If you don’t receive any mailings or other communications, you do not have to do anything. You will keep your shares.

Lyn Walther

“What happens to my investment in PEO if I do not tender my shares?”

Mark Stoeckle

This is one of the most important questions. If you do not participate in the offer, the shares will remain yours. You will have the same number of shares in your account and the Fund continues to trade on the New York Stock Exchange. The value of your shares is the current price of PEO shares traded on the New York Stock Exchange.

Lyn Walther

Okay, we’re going to take a minute now to see what additional questions we have. Alyssa, could you remind people how to ask a question, please.

Operator

Certainly. As a reminder, it is star one to ask a question. If you are listening on the webcast, you can click on the Submit a Question box on your screen.

Mark Stoeckle

I see we have one question here. “Is ADX protected from the same hostile takeover as PEO?” It’s a good question, since both ADX and PEO fall under the Adams Funds’ umbrella. But in fact, the offer that the Group has presented is only for PEO, so ADX is not affected at all in this proposal. So, you can rest assured that this will not affect ADX.

Another question here, “Why are you certain they will liquidate immediately?” I wouldn’t say that we’re certain they will liquidate immediately. But certainly in conversations, that has been something that has been proposed, that we could always liquidate the Fund or turn it into an ETF. So, that decision comes from the fact that the Group has a history of proposing things like that and it really realigns with their short term-ism that they continue to propose in this and in many other instances.

I have another question here. “If Bulldog gains control and they liquidate, will we get 100% of the NAV in liquidation?” Yes, in fact, if you hold on and they are able to do this, that in fact would happen. If you do not tender your shares, if they were able to do that, yes, that would happen. Yes.

I have another question here that says, “If the Fund is trading currently at 85% of NAV, why not tender at 88% of NAV?” My practical question to that would be, if you’re planning already on selling your shares, maybe, if 3% is interesting to you. We think that the Fund provides a lot of benefits, which I’m going to summarize at the end, and that that kind of a spread for long term shareholders is not terribly attractive.

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In a tender offer in this kind of Dutch auction, there’s also no guarantee that you would get 88% if you tendered your shares. As a matter of fact, you could quite easily get much less than that. But you wouldn’t know that until after the fact.

Alyssa, would you remind everybody again how to ask a question?

Operator

Certainly. To ask a question on the phone, you can press star then one. If you’re listening via the webcast, you can click on the Submit a Question box on your screen.

Mark Stoeckle

Thank you. It looks like that is where we are now with questions. So without any more questions, I will say at this time I appreciate you participating in the call today.

In closing, I’d like to remind our shareholders of a few things. First, our fund, with its 90 year history, provides real benefits to you. Our fund has a 5-star rating by Morningstar. In addition, the Fund provides a minimum annual 6% distribution and exposure to the energy and materials sectors, which tendering shareholders would lose. The Board strongly believes that active management is extremely important in the current energy environment. The Board has noted that the Fund’s high quality investment team, which places an emphasis on risk control, positions the Fund to benefit from a rebound in the energy markets, as we have seen in the past few weeks. Selling shares during all-time market lows at a price that may ultimately be lower than the price you would get by simply selling your shares into the market is not in shareholders’ best interest.

Second, it’s important to remember that shareholders should not feel pressured to make a decision in volatile markets. The Group is conducting its hostile offer in the midst of the unprecedented COVID-19 pandemic and depressed energy markets. The Board believes the Group is exploiting shareholder uncertainty during this time of extreme market volatility. The Board strongly believes that tendering shares during global uncertainty is not in shareholders’ long term best interests.

Third, as I mentioned earlier, we at Adams Funds have experience with Bulldog. Shareholders overwhelmingly agreed with the Board’s recommendation at the time, and we hope that this will be the case again. We appreciate the trust you put in us and will remain on focused on delivering consistent investment returns for our shareholders over the long term.

If you have any questions after the call, please reach out to Lyn Walther, our Director of Shareholder Communications, or contact us through our Investor Relations email. Contact information is on our website. Thanks very much for participating. Stay healthy and safe.

CONCLUSION

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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